EXHIBIT 3

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

			YES	NO

THIS NOTICE IS VERY IMPORTANT! PLEASE READ THE DEFINITION BELOW PRIOR TO FILLING OUT THIS SECTION	Please indicate whether or not you have a PERSONAL INTEREST (as defined below) in the following proposal by marking an "X" in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of this proposal will be disqualified.	PROPOSAL NO. 2	☐	☐

Under the Israeli Companies Law - 1999, a "personal interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1: ELECTION OF DIRECTORS	☐	☐	☐

PROPOSAL NO. 2: RENEWAL OF INSURANCE POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS	☐	☐	☐

PROPOSAL NO. 3: APPROVING GRANT OF BONUS AND SALARY INCREASE TO CHIEF EXECUTIVE OFFICER	☐	☐	☐

PROPOSAL NO. 4: APPROVING GRANT OF BONUS TO CHAIRMAN OF THE BOARD	☐	☐	☐

PROPOSAL NO. 5: APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual and Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

—————————————— (NAME OF SHAREHOLDER)	—————————————— (SIGNATURE OF SHAREHOLDER)	—————————————— (DATE)

SILICOM LTD.

Annual and Extraordinary General Meeting of Shareholders to be held on December 21, 2006

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

        The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanager Street, Kfar Sava 44000, Israel on December 21, 2006, at 10:00 a.m., (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)